FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of October 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE
Gemplus reports third quarter 2003 results
Third quarter 2003 financial review
Segment analysis
Outlook
Business Highlights
Conference Call:
Press Release — Financial statements
Condensed Consolidated Statement of Income
Condensed Consolidated Balance sheets

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: October 29, 2003

By: /s/ Stephen Juge

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus reports third quarter 2003 results

•	Operating profit at breakeven.

•	Revenue growth gaining momentum.

•	Recovery confirmed in Telecom driven by growth in wireless.

•	Improvement in Financial and Security Services driven by payment cards.

•	Further reduction in operating expenses led by restructuring and cost cutting measures.

•	Strong balance sheet.

Luxembourg — October 29, 2003 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card-enabled solutions, today reported results for the third quarter ended September 30, 2003.

			Quarter-		Year-on-
			on-quarter		year
In millions of euros	Q3 2003	Q2 2003	change	Q3 2002	change

Group revenue	190.0	172.4	+10.2%	205.6	-7.6%
After adjusting for currency fluctuations, discontinued operations and acquisitions			+10.1%		-0.1%
Gross profit	54.4	47.8	+13.7%	60.5	-10.1%
Gross margin as a % of revenue	28.6%	27.7%	NM	29.4%	NM
Operating income (loss) before restructuring	0.0	-13.9	NM	-6.5	NM
Net income (loss)	-13.1	-82.4	NM	-38.6	NM
Earnings (loss) per share (fully diluted)	-0.02	-0.14	NM	-0.06	NM

Note:	The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS).

Commenting on the performance for the third quarter 2003, Alex Mandl, Chief Executive Officer, said:

“Breaking even at the operating level during the third quarter is the best evidence that we continued to make progress against the plan we announced in December 2002. Our restructuring initiatives have enabled the company to respond well to a challenging business environment. Our operating costs have been further reduced, helping to improve returns across the group. At the same time, our improved product mix and regional mix have compensated for the price pressure that is still prevalent. The turnaround of Gemplus is progressing well through its transition period and is working towards laying the foundations for long-term growth and profitability.”

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Third quarter 2003 financial review

•	Income statement

Highlights:

•	Revenue reflecting strong growth in microprocessor cards partly offset by decline of low-end segments.

•	Gross margin up by 0.9 percentage point quarter-on-quarter.

•	Operating profit at breakeven driven by top line growth and further cuts in operating expenses.

•	Restructuring plan: almost two thirds of redundancies planned are completed.

•	Net loss reflecting 7.2 million euros of restructuring expenses.

The analysis of the Company’s third quarter revenue shows the following currency adjusted growth rates:

•	Sales performance was driven by strong growth in wireless and payment microprocessor cards partly offset by the decline of low-end segments.

•	All Business Units contributed to quarter-on-quarter revenue growth: while Telecom was up 6.6%, in particular wireless cards was up 13.3%, Financial and Security Services revenue rose 19.6%, with payment microprocessor cards having the strongest impact.

•	On a geographic basis, revenue from the Americas rose 10.3% year-on-year driven by the wireless segment, while in Asia revenue growth of 9.9% was led by payment microprocessor cards and wireless cards. EMEA revenue declined 11.0% year-on-year, driven by the unfavorable replacement cycle of the GeldKarte market.

Group gross margin increased by 0.9 percentage points, compared with the second quarter 2003. This is derived by an improved business mix (greater weight of microprocessor cards vs. memory and scratch cards) and productivity gains. Product mix improvement across the business along with lower chips purchasing price have fully offset price declines.

Operating expenses decreased a further 12.0% quarter-on-quarter, to 54.3 million euros led by restructuring, cost cutting measures and favorable seasonality. The restructuring plan and cost cutting measures announced in December 2002 helped reduce the operating expenses run rate from 60 million euros per quarter at the end of the second quarter 2003 to 56 million euros at the end of the third quarter 2003, contributing to further lowering the break even point.

As a result, operating profit before restructuring, improved by 13.9 million euros compared to the second quarter 2003.

The implementation of the December 2002 restructuring plan is on track. 500 redundancies were implemented during the third quarter, almost half of which left in September 2003. At the end of the third quarter, headcount reduction was 664 compared with the initial target of 1,094.

Net income for the third quarter was affected by 7.2 million euros of restructuring charge.

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•	Balance sheet and cash flow statement

Highlights:

•	Free cash flow before restructuring was a negative 22.2 million euros, reflecting an increase in working capital requirements.

•	The Cash position of 356.6 million euros also reflects 17.2 million euros of restructuring expenses.

A net cash reduction of 49.7 million euros during the third quarter reflects mainly working capital requirements expansion of 29.0 million euros and restructuring expenses of 17.2 million euros.

The increase of working capital requirements reflects accounts receivable increasing by 11.3 million euros, accounts payable decreasing by 8.4 million euros, prepaid expenses rising by 4.7 million euros and the use of 5.3 million euros related to our forward foreign exchange hedging policies.

Nevertheless, Days of Sales Outstanding (DSO) were 52 days at the end of the third quarter 2003, compared with 54 days at the end of the previous quarter and 57 days a year ago. Supplies on hand also decreased by 13 days compared with the previous quarter and by 10 days compared to the same quarter of last year.

Segment analysis

•	Telecom

Highlights:

•	Wireless cards revenue up 13.3% year-on-year, currency adjusted.

•	Wireless average selling price up 1.4% quarter-on-quarter, currency adjusted, reflecting improved sales mix.

•	Phonecards revenue is adversely affected by difficult economic environment.

			Quarter-		Year-on-
			on-quarter		year
In millions of euros	Q3 2003	Q2 2003	change	Q3 2002	change

Telecom revenue	132.3	124.2	+6.5%	139.9	-5.4%
After adjusting for currency fluctuations, discontinued operations and acquisitions			+6.6%		+2.8%
Gross profit	39.7	38.6	+2.9%	45.1	-12.0%
Gross margin as a % of revenue	30.0%	31.1%	NM	32.2%	NM

The review of the Telecom business unit third quarter revenue shows the following currency adjusted growth rates:

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•	Telecom revenue was up 2.8% year-on-year reflecting the strong performance of wireless on the one hand, and the weaker performance of phonecards and scratchcards on the other. Wireless cards year-on-year revenue growth enjoys favorable momentum: +13.3% for the third quarter, up from +8.6% for the second quarter and +4.8% for the first quarter. Wireless cards revenue was up 13.2% quarter-on-quarter.

•	Phonecards revenue was down 19.5% quarter-on-quarter and down 22.9% year-on-year. Weak demand reflects the unfavorable economic environment in certain countries (e.g. Venezuela, Egypt etc.).

•	Wireless shipments were up 11.9% quarter-on-quarter driven by EMEA and South-East Asia and up 25.9% year-on-year driven by the Americas. The analysis of the regional mix provides evidence that Gemplus is taking advantage of strong demand in emerging countries: Eastern Europe, Middle-East, Africa, South-East Asia and Latin America.

•	Wireless average selling price (ASP) was up 1.4% sequentially. The pricing environment continued to be challenging but appeared to be more favorable compared with the previous quarter. In addition, a better sales mix helped to compensate for price pressure.

•	Shipments of 64 Kb cards rose 46% quarter-on-quarter. They accounted for 13.5% of total shipments in the third quarter compared with 9.0% in the second quarter.

•	Financial and Security Services

Highlights:

•	Top line sequential growth driven by banking and retail segment.

•	Revenue shows evidence of EMV[1] migration ramp-up mainly driven by the UK market.

			Quarter-		Year-on-
			on-quarter		year
In millions of euros	Q3 2003	Q2 2003	change	Q3 2002	change

FSS revenue	57.7	48.2	+19.7%	65.7	-12.3%
After adjusting for currency fluctuations, discontinued operations and acquisitions			+19.6%		-6.1%
Gross profit	14.7	9.2	+58.7%	15.4	-4.8%
Gross margin as a % of revenue	25.4%	19.2%	NM	23.4%	NM

[1]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa at the end of 1997 in order to migrate of all their bank cards to a smart card.

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Payment microprocessor cards shipments rose 84% quarter-on-quarter and 27% year-on-year:

•	EMV shipments doubled sequentially for the second quarter in a row and nearly quadrupled compared with the same quarter a year ago. Sales were mainly driven by the UK market, but were also supported by South America, Turkey and Malaysia.

•	GeldKarte[2] shipments were strong quarter-on-quarter. However, year-on-year, shipments dropped as a result of the phase of the market replacement cycle.

•	Other payment smart cards increased 64% compared with the second quarter and 66% compared with the same quarter a year ago. Malaysia and France mainly drove sales.

Outlook

The company believes that revenues in the remainder of this year should continue to be affected by the weakness of the US dollar against the Euro. However, further progress in sales mix should help offset continuing price pressure. Wireless demand from the US is encouraging and the 3G segment of our business is progressing well. Prospects for the Financial and Security Services business are solid: EMV migration is steady, with the UK in particular gathering momentum; government ID and corporate security represent attractive longer term opportunities.

In the final quarter of the year, Gemplus should make further progress in the following areas:

•	Growing acceptance of its higher value products,

•	Continued good momentum in the wireless market,

•	Lower breakeven point,

•	Improved execution skills,

•	A stronger customer focus.

This continued progress is consistent with the turnaround plan announced in December 2002 and is in line with the goals outlined at the time.

Fourth quarter 2003 results are scheduled to be reported on 11 February 2004, before the opening of Euronext Paris.

[2]	GeldKarte is an electronic purse system available on most German banking cards.

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Business Highlights

•	Telecom

Building on its early experience in 3G which includes NTT DoCoMo’s “FOMA3”, “3”, mobilkom austria, KTF etc., Gemplus further expanded the deployment of its 3G technology in the launch of Hutchison 3G Austria’s network.

With regards to CDMA networks, Gemplus delivered its first Over The Air platform for R-UIM card management to Hutchison Thailand. This platform enables the operator to remotely update its preferred roaming lists once the card is already in the field. It automatically chooses the best partner mobile network when the subscriber is roaming and is the first of its kind for a 3G CDMA network.

In the Netherlands, Gemplus announced an innovative Java-based solution deployed with T-Mobile Netherlands. Specifically designed for information-on-demand services, it enables operators to offer new services to subscribers using the SIM as a proactive marketing tool. Only five months after introducing SIM Toolkit support, volumes for SMS ringtone downloads went up fivefold. In partnership with Realtime, who is a member of Gemplus’ SIM’Xplore partner program, Gemplus demonstrates its strategy to provide an open SIM infrastructure (cards + software + services) which can offer specialized applications to our customers.

In the US, Gemplus confirms that it is working with four major US carriers: Cingular, AT&T Wireless, T-Mobile and Nextel.

•	Financial and Security Services

In July, Gemplus announced a partnership with Universal Kart, part of the Teknoloji Holding Group, for EMV card personalization in Turkey. Universal Kart and Gemplus are jointly investing in a project to offer banks a cost effective EMV card personalization solution based on Gemplus’ GemSense Pro software. An estimated six million EMV smart cards are expected to be issued over the next four years.

GemSense, Gemplus’ turnkey EMV personalization software solution, is fully certified by EMV Payment Associations. GemSense enables Universal Kart to fulfill all needs related to EMV card personalization, from data processing to card issuance.

In September, Siemens Information and Communications Networks Inc. announced that The Boeing Company has awarded it a two-year contract, with extension options, to implement a smart card-based identity management system. Gemplus will be a key software supplier to the contract as Siemens layers smart card-based logical access components on top of Boeing’s existing Public Key Infrastructure and physical security system. The smartcard solution integrates the current Boeing physical access control system, directory infrastructure and web-based single sign-on portal.

End

[3]	FOMA is NTT DoCoMo’s 3G service

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Conference Call:

The company has scheduled a conference call for Wednesday, 29 October 2003 at 3:00pm CET. Callers may participate in the live conference call by dialing:

+44 (0) 207 019 9509, access code 173 713

The live conference call will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available from 6:00pm CET to 5 November midnight by dialing:

+44 (0) 207 784 1024. Access Code: 173 713.

Contacts:

Press	Investor Relations
Gemplus	Gemplus
Martin Crocker	Yves Guillaumot
Tel: +33 (0) 4 42 36 3046	Tel: +41 22 544 5065
Mob: +33 (0) 6 85 07 6641	Email: yves.guillaumot@gemplus.com
Email: martin.crocker@gemplus.com

Edelman
Stephen Benzikie	Fineo
Tel: +44 (0) 207 344 1325	Tel: +33 (0) 1 56 33 32 31
Mob: +44 (0) 774 003 8929
Email: stephen.benzikie@edelman.com	Email: gemplus@fineo.com

Clina Owen
Tel: + 33 (0) 1 56 69 7500
Mob: +33 (0) 6 73 33 1768
Email: clina.owen@edelman.com

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and

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expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

About Gemplus

Gemplus (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s number one provider of smart card solutions.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include mobile data services, inter-operable banking, identity, WLAN, m-commerce and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

In 2002, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest, Frost & Sullivan, Datamonitor).

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

©2003 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, MySIMCopier, Gemsense Pro, m-Banxafe, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

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Gemplus International SA

Gemplus International SA

Press Release — Financial statements

Third quarter 2003 ending September 30, 2003

9/14

Gemplus International SA

Condensed Consolidated Statement of Income

	(In thousands of euros, except share and per share data)

	Three months ended		Nine months ended

	September	September	September	September
	2003	2002	2003	2002

	(unaudited)		(unaudited)
Net sales	189,974	205,612	516,594	591,942
Cost of sales	(135,603)	(145,103)	(376,732)	(446,889)
Gross Profit	54,371	60,509	139,862	145,053
Research and development expenses	(15,850)	(21,698)	(52,979)	(72,200)
Selling and marketing expenses	(23,230)	(24,752)	(73,692)	(85,340)
General and administrative expenses	(15,264)	(20,580)	(54,411)	(65,612)
Operating profit (loss) before restructuring	27	(6,521)	(41,220)	(78,099)
Restructuring expenses	(7,242)	(8,284)	(52,701)	(70,737)
Operating loss	(7,215)	(14,805)	(93,921)	(148,836)
Financial income (expense), net	1,649	2,464	6,984	(55,026)
Other expense, net	(4,566)	(5,590)	(11,552)	(15,134)
Loss before taxes and goodwill amortization	(10,132)	(17,931)	(98,489)	(218,996)
Income taxes (provision) benefit	(950)	2,300	(3,717)	31,213
Loss before goodwill amortization	(11,082)	(15,631)	(102,206)	(187,783)
Goodwill amortization	(1,969)	(22,953)	(31,135)	(36,331)

Net loss	(13,051)	(38,584)	(133,341)	(224,114)

Net loss per share
Basic	(0.02)	(0.06)	(0.22)	(0.37)
Diluted	(0.02)	(0.06)	(0.22)	(0.37)
Shares used in net loss per share calculation
Basic	605,656,955	606,349,540	605,657,603	606,252,885
Diluted	605,656,955	606,349,540	605,657,603	606,252,885

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Gemplus International SA

Condensed Consolidated Balance sheets

	(in thousands of euros)

	September, 30	December, 31
	2003	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	356,550	417,226
Trade accounts receivable, net	143,242	144,913
Inventory, net	109,621	96,513
Other current assets	95,468	93,482
Total current assets	704,881	752,134
Non-current assets:
Property, plant and equipment, net	187,558	216,944
Goodwill, net	41,243	73,187
Other non-current assets	138,553	175,491
Total non-current assets	367,354	465,622

Total assets	1,072,235	1,217,756

Liabilities
Current liabilities:
Accounts payable	76,066	80,256
Accrued liabilities and other	161,230	159,530
Current obligations under capital leases	5,899	6,098
Total current liabilities	243,195	245,884
Non-current liabilities:
Long-term obligations under capital leases	40,427	42,540
Other non-current liabilities	56,026	53,714
Total non-current liabilities	96,453	96,254
Minority interest	12,787	15,167
Shareholders’ equity:
Ordinary shares	127,787	127,644
Paid in capital	1,028,777	1,028,920
Retained earnings	(436,454)	(210,358)
Other comprehensive income	1,765	8,571
Less, cost of treasury shares	(2,075)	(94,326)
Total shareholders’ equity	719,800	860,451

Total liabilities and shareholders’ equity	1,072,235	1,217,756

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Gemplus International SA

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)

	Nine months ended
	September, 30

	2003	2002

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(133,341)	(224,114)
Depreciation and amortization	76,603	93,287
Loss on sale and disposals of assets	454	3,848
Other adjustments to reconcile net income to net cash from operating activities	9,324	(30,727)
Change in trade accounts receivable and related accounts	1,439	28,709
Change in trade accounts payable and related accounts	4,780	(20,576)
Change in inventories	(13,436)	17,888
Other changes in operating activities	1,676	(16,631)
Reduction of workforce and other exit costs, provision	47,635	63,391
Reduction of workforce and other exit costs, cash outflow	(45,709)	(22,596)
Litigation expenses	—	(18,120)
Management severance expenses	—	(10,629)
Provision for a loan to the former Chairman of the board	—	66,938

Net cash used in operating activities	(50,575)	(69,332)

Cash flows from investing activities:
Sale / (Purchase) of activities net of cash disposed / (acquired)	114	—
Purchase of property, plant and equipment	(9,378)	(31,919)
Other changes in investing activities	(2,857)	(12,585)

Net cash used in investing activities	(12,121)	(44,504)

Cash flows from financing activities:
Proceeds from sales-leaseback operations	—	15,962
Other changes in financing activities	(3,282)	(11,934)

Net cash used in financing activities	(3,282)	4,028

Effect of exchange rate changes on cash	5,302	19,922
Net decrease in cash and cash equivalents	(65,978)	(109,808)
Cash and cash equivalents, beginning of period	417,226	490,652

Cash and cash equivalents, end of period	356,550	400,766

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Gemplus International SA

1)	Accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS).

2)	Business segment reporting

Third Quarter 2003 Compared with Third Quarter 2002

Revenues

	Three months ended
	September 30,

	2003	2002	% change

	(Millions of euros)
Telecommunications	132.3	139.9	(5%)
Financial services and security	57.7	65.7	(12%)
Total	190.0	205.6	(8%)

Gross margin

	Three months ended
	September 30,

	2003	2002	% change

	(Millions of euros)
Telecommunications	39.7	45.1	(12%)
Financial services and security	14.7	15.4	(5%)
Total	54.4	60.5	(10%)

Nine Months 2003 Compared with Nine Months 2002

Revenues

	Nine months ended
	September 30,

	2003	2002	% change

	(Millions of euros)
Telecommunications	366.2	403.0	(9%)
Financial services and security	150.4	188.9	(20%)
Total	516.6	591.9	(13%)

Gross margin

	Nine months ended
	September 30,

	2003	2002	% change

	(Millions of euros)
Telecommunications	109.2	111.6	(2%)
Financial services and security	30.7	33.5	(8%)
Total	139.9	145.1	(4%)

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Gemplus International SA

3)	Geographic reporting

Third Quarter 2003 Compared with Third Quarter 2002

Revenues

	Three months ended
	September 30,

	2003	2002	% change

	(Millions of euros)
Europe, Middle East and Africa	98.0	110.4	(11%)
Asia	50.9	52.8	(4%)
Americas	41.1	42.4	(3%)
Total	190.0	205.6	(8%)

Nine Months 2003 Compared with Nine Months 2002

Revenues

	Nine months ended
	September 30,

	2003	2002	% change

	(Millions of euros)
Europe, Middle East and Africa	277.3	306.3	(9%)
Asia	130.3	160.2	(19%)
Americas	109.0	125.4	(13%)
Total	516.6	591.9	(13%)

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